                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form For Registration of Securities
                         of Small Business Issuers Under
                             Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                   Seychelle Environmental Technologies, Inc.
                   ------------------------------------------
        (Exact Name of Small Business Issuer as specified in its charter)


        Nevada                                                33-0836954
        ------                                        --------------------------
        (State or other jurisdiction                  (IRS Employer File Number)
         of incorporation)



        32921 Calle Perfecto
        San Juan Capistrano, California               92675
        -------------------------------               -----
        (Address of principal executive offices)      (zip code)




        Securities to be Registered Pursuant to Section 12(b) of the Act:

                                      None

        Securities to be Registered Pursuant to Section 12(g) of the Act:

                    Common Stock, $0.001 per share par value

References in this document to "us," "we," or "the Company" refer to Seychelle Environmental Technologies, Inc., its predecessor and its subsidiary.

ITEM 1.      DESCRIPTION OF BUSINESS.

         (A) General Development of Business

         We are a Nevada corporation. Our principal business address is 32921 Calle Perfecto, San Juan Capistrano, California 92675. Our telephone number at this address is 949-234-1999.

         We were incorporated under the laws of the State of Nevada on January 23, 1998 as a change of domicile to Royal Net, Inc., a Utah corporation that was originally incorporated on January 24, 1986. Royal Net, Inc. changed its state of domicile to Nevada and its name to Seychelle Environmental Technologies, Inc. effective in January 1998.

         On January 30, 1998, we entered into an Exchange Agreement with Seychelle Water Technologies, Inc., a Nevada corporation ("SWT"), whereby we exchanged our issued and outstanding capital shares with the shareholders of SWT on a one share for one share basis. We became the parent company and SWT became a wholly owned subsidiary. SWT had been formed in 1997 to market water filtration systems.

         On January 31, 1998, we entered into a Purchase Agreement to acquire all of the assets of Aqua Vision International, a California sole proprietorship. This Purchase Agreement was amended on February 26, 1999 to provide for the issuance of 8,000 shares of Series "AAA" 12% Cumulative Convertible Preferred Shares in lieu of all consideration which had remained unpaid under the original Purchase Agreement. Aqua Vision International had been in operation since 1996 to develop, manufacture, and market its own proprietary water filtration systems.

         Organization

         Our Company is presently comprised of one corporation with one subsidiary, Seychelle Water Technologies, Inc., a Nevada corporation.

         (B) Operations

         General

         We propose to implement a business plan to manufacture and market a range of water filtration products. We are dedicated to improving the quality of life by providing highly effective, economical, convenient, durable, reliable filtration systems for assured quality drinking water. We design, manufacture and supply water filtration systems to the general public. These systems will range from portable water bottles that can be filled from nearly any available source, to units which provide entire water facilities at the point of entry for those facilities. We also have the capability of tailoring systems to meet the needs of areas where specific water problems or severe water contamination exist, on a local or worldwide basis.

         RISK FACTORS

         THE OWNERSHIP AND INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS, SOME OF WHICH ARE SUMMARIZED BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AMONG OTHERS, RELATING TO OUR COMPANY.

         NEWLY-FORMED COMPANY Our Company was formed on January 23, 1998 and acquired the operations of a company which had only been in existence since 1995. Since beginning operations, we have operated at a loss, although we were profitable for the first nine months of the current fiscal year. Nevertheless, we have not engaged in any substantial business activity over a sustained period of time, and thus cannot be said to have a successful operating history. We expect to incur some losses in the near future. Further, we are likely to experience under-capitalization shortages, setbacks and other risks common to emerging businesses. There can be no assurance that we will operate profitably in the future or sustain our profitability.

         NEED FOR ADDITIONAL FINANCING For the foreseeable future, we expect to rely principally upon our ability to operate on a profitable basis, the success of which cannot be guaranteed. From time to time, we may have to obtain additional financing in order to conduct our business in a manner consistent with our proposed operations. There can be no guaranty that additional funds will be available when, and if, needed. If we are unable to obtain such financing, or if the terms thereof are too costly, we may be forced to curtail proposed expansion of operations until such time as alternative financing may be arranged, which could have a materially adverse impact on our operations and our shareholders' investment. At the present time, we have no definitive plans for additional financing.

         POTENTIAL OPERATIONAL PROBLEMS The results of our operations will depend, among other things, upon our ability to develop and to market our water filtration products. Further, it is possible that our proposed operations will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or necessary to sustain ourselves. Our operations may be affected by many factors, some of which are beyond our control. Any of these problems, or a combination thereof, could have a materially adverse effect on our viability as an entity.

         START-UP COMPANY-INHERENTLY RISKY-COMPETITION Because we are a start-up company with limited history, our operations will be extremely competitive and subject to numerous risks. The water filtration business is highly competitive with many companies having access to the same market. Substantially all of them have greater financial resources and longer operating histories than us and can be expected to compete within the business in which we engage and intend to engage. Although we expect ultimately to be competitive in the markets in which we compete and intend to compete, there can be no assurance that we will have the necessary resources to be competitive. There are other risks which are common to start-up companies. Many of these risks cannot be foreseen at this time. Therefore, investors should consider an investment in us to be an extremely risky venture.

         DEPENDENCE UPON TECHNOLOGY We are operating in a business which requires extensive and continuing research efforts. There can be no assurance that new products will not render our products obsolete at some time in the future. In addition, there can be no guarantee that we will be able to protect our technology from being copied or infringed upon. Therefore, there are no assurances that we will be able to obtain and to maintain a profitable position in the marketplace.

         SUCCESS DEPENDENT UPON MANAGEMENT Our success is dependent upon the decision making of our directors and executive officers. These individuals intend to commit as much time as necessary to our business. The loss of any or all of these individuals could have a materially adverse impact on our operations. We have no employment agreement with any individuals and have not obtained key man life insurance on the lives of any of these individuals.

         GENERAL BUSINESS PLAN

         To understand the full extent of our water filtration technology, it is first necessary to look at the hundreds of pollutants found in drinking water. These can be grouped into the following zones of contamination:

                  Aesthetics:       unpleasant taste, odor, clarity, chlorine,
                                    sand and sediment.

                  Biologics:        harmful microscopic pathogens such as,
                                    Cryptosporidium, Giardia and other
                                    waterborne cysts and spores.

                  Chemicals:        toxic chemicals, detergents, pesticides and
                                    other harmful industrial and agricultural wastes.

                  Radiological:     Radon 222

                  Dissolved solids: heavy metals such as aluminum,
                                    asbestos, copper, lead, mercury and others.

         The elements listed are only a sampling of the contaminants red-flagged by the Environmental Protection Agency (EPA) as contaminants which may be hazardous to your health. The EPA has established Maximum Contamination Levels
(MCL) as guidelines to public water supply companies.

         Our patented products reduce up to 99.8% (and in some cases more) of the key contaminants listed by the EPA. We combine absolute micron physical filtration, adsorption, and reduction using sorbent medias and other materials. All products are engineered by first researching the many contaminants listed by the EPA in its National Drinking Water Standards and the contaminants' direct effect upon health from ingestion. All possible areas of harmful contaminants are considered in the design effort in order to reach maximum reduction percentages of these pollutants. Health claims are represented by the reduction in volume percentages as determined by various independent labs.

         We develop and manufacture products in the area of water filtration - Point of Use, Portable Water Filtration Systems and (currently under development) Point of Entry units.

         Our Point of Use (POU) filtration system is installed at a single tap or hook-up where the water actually comes out. Americans are now spending hundreds of millions of dollars per year for home drinking water units and their replacement cartridges. Our POU products include our SE-1 Counter Top system. This system uses the patented Quick Disconnect adapter. The one-micron filter provides contaminant reduction for over 2,500 gallons per replaceable cartridge filter.

         Our Shower Massage and Hand Held Shower Filter Units effectively reduce the harmful contaminants that can be ingested, inhaled and absorbed through the skin cells while showering. Our system filters over 15,000 gallons, or for up to six months, per replaceable, reversible cartridge.

         Our Coffee Maker Filtration System was designed to pre-treat product water to eliminate scaling and remove unpleasant taste, odor and harmful contaminants from coffee maker systems. The filter extends the life of the home, office or industrial coffee machine as much as ten times.

         Our Portable Water Filtration Units are filtration systems built to go anywhere for use at any time. They are designed to be a practical, effective, and superior substitute for bottled water and to provide additional protection against waterborne contaminants while traveling, especially in foreign lands, where the EPA regulations may not exist. Our patented Ionic-Adsorption Micro-Filtration system is in every portable unit, including the following:

              Gravity Feed Water Filtration System- portable unit that houses a three-multi phase filtering system, including one phase with anti-microbial properties, for enhanced filtration effectiveness. This system produces a half-gallon of filtered water in less than ten minutes. This system is portable and easily stored when not in use.

              Bottom's UP(TM)- patented design, available in 18oz., 24oz. (this is the "Designer Bottom's UP(TM)), and 30oz. portable water filtration bottles, all of which fill from the bottom.

              Baby UP(TM)- 18oz. portable water filtration bottle that attaches to any standard baby bottle. It is filled from the bottom.

              Canteen - 30oz. portable water filtration bottle. It fills from the top and is carried on a belt or by sling.

              Pres 2 Pure(TM)- 24oz. portable water filtration bottle. The device fills from the top and has an easy grip design that also fits into bike holders or a car caddy.

              Tap 2 Pure(TM)- Portable universal rubber adapter with a filter attached, which fits nearly every faucet, both in the United States and internationally.

              Pump n Pure(TM)- small. For use in pumping water from any source while engaging in outdoor activities or in emergencies. This device comes with a carrying case.

              Pump n Pure(TM)- large. To be used with 5-gallon bottles when large quantities of water are needed in remote areas or during emergencies.

         Products in Development

         Our Point of Entry (POE) filtration system is designed to be installed at a single point where water enters the entire home, office building, school, hotel, hospital, or apartment complex. We believe that this market is expanding rapidly. Our POE units are three-phase filtering systems which combine various filtering concepts.

         Our Under the Counter Unit is a system designed to be installed below the counter, delivering filtered water through a sink dispenser. This unit contains a one micron filter to provide contaminant reduction for over 2,500 gallons per replaceable cartridge filter and is designed to be convenient, automatic, out of sight, permanently installed and to filter water for an ice maker as well.

         Our Hydration System is a portable backpack that provides filtered water on demand. The system features a flexible, ergonomic blow-molded reservoir, an air pressurized delivery system, an insulated cover, a survival kit and includes additional anti-microbial properties in the patented filtration system.

         Our goal is to capture a significant market share of the water filtration market using these and other products which we plan to develop. We plan to market our current products and to develop additional products in the water filtration area.

         (C) Markets

         At the present time, we have begun our marketing efforts and have developed relationships with various organizations in private labeling, multi-level marketing, our own labeled products, and international licensing.

         Our marketing plan is focused primarily on developing public awareness and acceptance of our products through sales to independent sales representatives, who sell to retailers and direct selling programs. Our targeted markets can be grouped into the following five categories:

         The health-conscious - Those who are very aware of what they ingest and insist on high quality drinking water to help ensure their physical and mental well-being. They also demand that their water taste good and be odor and contaminant free. They personally filter their own water.

         The traveler - Those concerned with the quality of foreign water supplies encountered while traveling. The phrase "Don't drink the water," if not heeded, could destroy a business trip or vacation with family or friends. Filtration of foreign waters equals protection from foreign contaminants.

         The bottled water buyer - The substantial segment of the nation' population currently expending substantial amounts to purchase bottled water. The bottled water industry is over $8 billion strong, worldwide. The uninformed public is paying as much as $8.00 per gallon for water which is often from a questionable source and of unknown quality. As much as 70% of the water consumed by the average person is consumed away from home. As a result, we plan to be a direct competitor to the bottled water industry.

         The emergency prepared - Those individuals wishing to ensure a safe alternative source for drinking water in the event of an emergency. When your survival depends upon securing reliable drinking water, you must be able to turn to any available source, such as a swimming pool, flood waters, or a toilet tank, and must be able to filter it to a level safe for ingestion. In light of the numerous recent natural disasters throughout the world, the necessity for a way to be assured safe drinking water is foremost in the minds of many people all over the world.

         The exercise and sports enthusiast - Those individuals seeking a safe and convenient source of drinking water while either exercising indoors or hiking, biking, swimming, camping, fishing or mountain climbing in remote areas. When exercising, it is important to replenish the water lost through exertion with water free of contaminants. Even the most pristine appearing stream can be polluted. "Everyone is downstream from someone" says it all.

         (D) Raw Materials

         The use of proprietary materials in the manufacturing of our line of products is a major factor. We project production volumes to coordinate with raw materials. However, at the present time, there is adequate availability of raw materials for all of our products. We do not expect this situation to change in the near future.

         (E) Customers and Competition

         There are a number of established companies in the water filtration business, with no one company dominating this business. Many of those companies are larger and better capitalized than us and/or have greater personnel resources and technical reserves. In view of our extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to many, if not most, of our competitors. There is no guarantee that we can continue to be profitable.

         (F) Backlog

         As of November 30, 1999 we had no current backlog.

         (G) Employees

         As of November 30, 1999 we had thirteen employees, seven corporate and administrative employees and six operations and warehouse employees, who worked for us under a lease arrangement with an unaffiliated third party Professional Employer Organization. We hire additional employees, on a temporary or ongoing basis, as circumstances require.

         (H) Proprietary Information

         We have been granted a patent for the Portable Water Filtration System with the filter cap assembly, Patent # 5,914,045. As described in the Abstract, it is "[a] filter assembly for a flexible, portable bottle having a sealing cap including a filter attached to the interior of the cap to filter out substantially all INORGANICS, ORGANICS, RADIOLOGICAL CHEMICALS AND MICROBIOLOGY. The filter assembly also may include a second filter or Iodinator sealed in the flexible bottle to further remove micro- organisms from water passing there-through. The filter assembly is designed so that the flexible bottle must be pressurized, as by being hand pressed, after it is filled with water to force flow of water through the [sic] either or both of the filters. The filter in the cap includes a check valve to allow the bottle to be re-pressurized after water has been dispensed from the bottle."

         We have recently been granted an additional patent, Patent # 6,004,460, for the Portable Water Filtration System that allows the user to fill the bottle from the bottom, thereby reducing any chance of contaminating the filter that is attached to the top of the bottle. The patent is described in the abstract as "[a] combination filter assembly and flexible portable bottle having a bottom opening with a sealing cap attached thereto, to filter out substantially all INORGANICS, ORGANICS, RADIOLOGICAL CHEMICALS and MICROBIOLOGY held in water in the bottle. The filter assembly may be attached to an adapter sealed to the top of the flexible bottle. Water in the bottle passes through the filter assembly and out a top nozzle or valve when the flexible bottle is squeezed. The flexible bottle is filled with water through the bottom opening." This is the technology which we use for our Bottom's UP product line.

         We also have a United States Utility Patent application, S.N. 09/144,589 for Quick Connect Diverter Valve, for which a notice of allowance was recently received.

         In addition, we have the trademark registration for "Pres to Pure," S.N. 75/040,704.

         (I) Government Regulation

         We are not, as a company, subject to any material governmental regulation or approvals. However, our products are subject to inspection and evaluation by regulatory authorities who have jurisdiction over water quality standards. Such authorities are on the federal, state, and local level, both in the United States and overseas, where we market our products. Our products have already been inspected and evaluated by all applicable governmental authorities in the areas in which we operate or plan to operate in the near future. Therefore, the impact of governmental regulation is not expected to be material to our operations.

         (J) Research and Development

         We have spent $41,866 and $5,741 in research and development activities for the fiscal years ended February 28, 1999 and 1998, respectively.

         (K) Environmental Compliance

         At the present time we, as a company, are not subject to any material costs for compliance with any environmental laws.

ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         Forward-Looking Statements

         The following discussion contains forward-looking statements regarding our Company, its business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that may affect such forward- looking statements include, without limitation: our ability to successfully develop new products for new markets, the impact of competition on our revenues, changes in law or regulatory requirements that adversely affect or preclude customers from using our products for certain applications, delays in our introduction of new products or services, and our failure to keep pace with emerging technologies.

         When used in this discussion, words such as "believes," "anticipates," "expects," "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. Readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date of this Registration Statement. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by us in this Registration Statement and other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

         Results of Operations

         During fiscal year 1998 and 1999, we experienced steady revenues from our operations. We are currently in a profitable position as of the end of our third fiscal quarter and continue to expand the market for our products. We believe that the revenue growth experienced during the first nine months of our fiscal year ended February 28, 2000 demonstrates increased acceptance of our products from consumers. Our original plan has been to market our products to retailers who in turn will sell these products to the public. Along with this strategy, we have developed private label arrangements with several retailers and programs with two multi-level marketing programs. For the remainder of this fiscal year we intend to continue to focus on this plan.

         Our revenues were relatively static for the fiscal years ended February 28, 1998 and 1999. They were $703,240 and $710,576, respectively. For the nine months ended November 30, 1999, our revenues were $1,376,383, which compares to $432,768 for the same nine months in 1998. The increase for the nine months ended November 30, 1999 represents a substantial gain primarily due to an expansion of our manufacturing capabilities and wider public acceptance of our products. We believe that this increase follows a pattern of growth in revenue which will continue for at least for the next twelve months.

         Costs of sales include all costs incurred in the manufacturing process. The major components of direct job costs are direct labor and associated benefits, materials and freight. The major components of indirect job costs are indirect labor costs and associated benefits and depreciation of production equipment. Our costs of sales as a percentage of revenue grew for the fiscal years ended February 28, 1998 and 1999. They were 47.2% and 56.6%, respectively. For the nine months ended November 30, 1999, our costs of sales as a percentage of revenue were 43.3%, which compares to 56.6% for the same nine months in 1998. We believe that we have better control over our costs of sales and should continue to see additional economies of scale in our manufacturing process in the future.

         Gross profit from operations was $371,496 or 52.8% for the year ended February 28, 1998 and decreased slightly to $309,921, or 43.4% of revenue for the year ended February 28, 1999. Gross profit from operations for the nine months ended November 30, 1999 was $780,915 or 56.7% of revenue. This is a significant increase in gross profit compared to the previous fiscal years and in comparison to $187,814, or 43.4% of revenue for the nine months ended November 30, 1998. We believe that the most recent margins better reflect what is to be expected in the future. Earlier results were affected by the trials and errors inherent in starting operations.

         Our general and administrative expenses were $1,233,079 for the year ended February 28, 1999, and $727,768 for the year ended February 28, 1998. Our general and administrative expenses were $657,102 for the nine months ended November 30, 1999, compared to $1,026,336 for the nine months ended November 30, 1998. We have reduced a number of controllable expenses and will continue to look for opportunities to do so in the future. However, we do not expect to see a further substantial reduction in expenses since most of our remaining fixed expenses cannot be further reduced. Nevertheless, we are pleased that our expenses, and particularly our general and administrative expenses, are now in line for us to generate an operational profit for the first time.

         The major components of general and administrative expenses are office salaries and associated payroll costs, general and health insurance costs, rent, telephone, accounting and legal expenses.

         As of the nine months ended November 30, 1999, we achieved a modest operational profit of $42,950, compared with a loss of $855,370 for the same period of the previous year. While modest, this operational profit represents a substantial reversal of the previous trend in our results of operations. We anticipate an operational profit to continue through the fiscal year end.

         Liquidity and Capital Resources

         Our operating activities used $684,237 during the year ended February 28, 1999, compared to $581,165 for the previous year. Our operating activities generated $18,621 for the nine months ended November 30, 1999, compared to using $618,146 for the nine months ended November 30, 1998. We believe that our increased cash flows from operations result from our higher revenues and lower general and administrative expenses.

         Our investing activities used $123,447 for the year ended February 28, 1999, compared to $89,388 for the year ended February 28, 1998. Our investing activities used $23,990 for the nine months ended November 30, 1999, compared to $117,906 for the nine months ended November 30, 1998. All investing activities were directed toward the purchase of property and equipment.

         We had positive cash flows from financing activities for the year ended February 28, 1999 of $286,532, compared to $1,235,820 for the year ended February 28, 1998. These activities were essentially related to our private placements of securities. We had no cash flows from financing activities for the nine months ended November 30, 1999, compared to $286,532 for the nine months ended November 30, 1998. For the nine months ended November 30, 1999, we used internally generated cash from our activities and issued stock to settle litigation and to pay for services.

         Our net cash and cash equivalents at November 30, 1999 were $47,062, compared to $124,053 at November 30, 1998. Our net cash and cash equivalents decreased from $573,583 at February 28, 1998 to $52,431 at February 28, 1999.

         Net accounts receivable increased to $139,852 for the year ended February 28, 1999, compared to $13,179 for the year ended February 28, 1998. Accounts receivable were slightly lower at $71,976 for the nine months ended November 30, 1999, compared to $91,752 for the nine months ended November 30, 1998.

         Inventories increased to $263,869 for the year ended February 28, 1999, compared to $74,490 for the year ended February 28, 1998. Inventories increased to $374,842 for the nine months ended November 30, 1999, compared to $294,796 for the nine months ended November 30, 1998.

         Accounts payable increased to $104,463 for the year ended February 28, 1999 from $55,719 for the year ended February 28, 1998. Accounts payable decreased by $14,647 to $89,816 in the nine month ended November 30, 1999, compared to an increase in the prior fiscal year of $16,416 to $72,135 for the nine months ended November 30, 1998.

         We entered into various arrangements for the settlement of outstanding litigation during the nine months ended November 30, 1999 and incurred substantial legal expenses during fiscal year 1999 and 1998. We expect that such expenses will be minimized in the near term.

         In July, 1999, we settled a lawsuit which we had brought against our former Chairman, Mr. DuSean Berkich, and certain of his affiliates. Under the terms of the settlement, Mr. Berkich and his affiliates returned a total of 4,440,666 shares of Common Stock for cancellation by us, and we released Mr. Berkich and his affiliates from all future liability to us. In addition, a lawsuit brought by an individual claiming consulting fees from us was dismissed by the U.S. District Court for the District of Colorado in July, 1999.

         Our financial situation continues to become healthier. However, we still believe that we are slightly undercapitalized for the activities which we plan to undertake in the next twelve months. Nevertheless, we believe that a combination of profitable operations, prudent management, and new products will permit us to show positive earnings and increasing revenues for the next twelve months.

ITEM 3.      DESCRIPTION OF PROPERTIES

         As of November 30, 1999 our business office was located at 32921 Calle Perfecto, San Juan Capistrano, CA 92675. Our telephone number at this address is 949-234-1999. We pay a total of $8,020 in rent per month for approximately 13,000 square feet of office space through March 31, 2002, escalating to $8,750 per month through January 14, 2003. We have a three-year lease with an unaffiliated third party. We own manufacturing equipment, office equipment and inventory.

         We own two patents, a trademark, trade secrets (see Proprietary Information above), and other proprietary information related to our business operations.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following sets forth the number of shares of our $0.001 par value Common Stock beneficially owned by (i) each person who, as of November 30, 1999, was known by us to own beneficially more than five percent (5%) of our Common Stock; (ii) our individual directors and (iii) our officers and directors as a group. As of November 30, 1999, there were a total of 8,550,046 shares of Common Stock issued and outstanding.

NAME AND ADDRESS                          AMOUNT AND NATURE OF                           PERCENT OF
OF BENEFICIAL OWNER                       BENEFICIAL OWNERSHIP (1)(2)                    CLASS
-------------------                       ---------------------------                    ----------
The TAM Irrevocable Trust                         2,100,000(3)                           24.65%
4012 S. Rainbow #K111
Las Vegas, NV 80103-2012

Select Property Investments, LLC                  1,400,000(4)                           16.43%
4012 S. Rainbow #K111
Las Vegas, NV 80103-2012

FTS Worldwide Corp.                               1,337,509                              15.70%
24 Route De Malagnon
1208 Geneva, Switzerland

Carl Palmer                                             -0-                              -0-
32921 Calle Perfecto
San Juan Capistrano, CA 92675

Donald S. Whitlock                                   40,000(5)                           .47%
720 East Hyman Ave., Suite 301
Aspen, CO 81611

Paul H. Lusby                                       152,500                              1.78%
141 East Walnut Street
Pasadena, California 91103

Michelle Palmer                                       2,000(4)                           .02%
32921 Calle Perfecto
San Juan Capistrano, CA 92675

Jeffrey DeLong                                       82,000(6)                           .96%
32921 Calle Perfecto
San Juan Capistrano, CA 92675

Susan Mallett                                        52,000                              .61%
32921 Calle Perfecto
San Juan Capistrano, CA 92675

Kenneth Rawald                                       62,000                              .73%
32921 Calle Perfecto
San Juan Capistrano, CA 92675

All officers and directors as a Group               390,500                              4.57%
(seven persons)

(1) All ownership is beneficial and of record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) The TAM Irrevocable Trust is an irrevocable trust for the benefit certain family members of Mr. Carl Palmer. Mr. Palmer disclaims any beneficial ownership or interest in this Trust. In addition, this entity owns an interest in our Series "AAA" 12% Cumulative Convertible Preferred Shares.

(4) Select Property Investments, LLC is a limited liability company owned by Ms. Michelle Palmer, the wife of Mr. Carl Palmer. Mr. Palmer disclaims any beneficial ownership or interest in this limited liability company. In addition, this entity owns an interest in our Series "AAA" 12% Cumulative Convertible Preferred Shares.

(5) Does not include 4,700 shares owned of record by the wife of Mr. Whitlock. Mr. Whitlock disclaims any beneficial ownership or interest in these shares.

(6) Mr. DeLong, one of our former Vice Presidents, owned these shares of record as of that date. However, we have the right to repurchase 45,000 shares at a nominal amount, since Mr. DeLong resigned to pursue other opportunities prior to the end of the term of his employment agreement.

         Certain of these individual shareholders signed lock up agreements which will prevent all of the shares of Common Stock from being sold or transferred, either in the open market or in a private transaction, except based upon the passage of time and upon defined percentage sales.

ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Our current directors and executive officers, their ages and present positions held are as follows:

NAME                        AGE             POSITION HELD
----                        ---             -------------
Carl Palmer                 65              President, Chief Executive Officer
                                            Treasurer and Director

Paul H. Lusby               44              Secretary and Director

Donald S. Whitlock          29              Director

Michelle Rae Palmer         36              Vice President

Susan Mallett               52              Vice President - Communications

Kenneth Rawald              75              Vice President - Engineering

         Our directors have served and will serve in such capacity until the next annual meeting of our shareholders and until their successors have been elected and qualified. The officers serve at the discretion of our directors. Except for Carl and Michelle Palmer, who are husband and wife, and Ken Rawald, who is the father of Michelle Palmer, there are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

         CARL PALMER. Mr. Palmer has been the President, CEO and a director of the Company since January, 1998. He is the founder of our company, innovator of the complete line of Seychelle water filtration products and primary spokesperson worldwide. He personally oversees every aspect of operations. He is the inventor of twelve patented products related to water purification. Mr. Palmer received a Bachelors Degree from Whittier College.

         PAUL H. LUSBY. Mr. Lusby has been Secretary and a director of the Company since January, 1998. For the past five years he has been a principal of the law firm of Cooper, Kardaras & Scharf L.L.P. He has a Juris Doctor from the University of Virginia and a Bachelor of Arts from the University of Virginia. He has been an active member of the California Bar since 1982. He is also the current Chairman of the Board of Pacific Clinics, a non-profit organization dedicated to the treatment of children and adults suffering from behavioral and mental health disorders.

         DONALD S. WHITLOCK. Mr. Whitlock has been a director of our Company since January, 1998. For the past five years, he has been a principal of International Corporate Development, Ltd., an investment banking firm headquartered in Aspen, Colorado. Mr. Whitlock is a Fellow of the Aspen Institute. He has a Bachelors degree in Economics from Loyola Marymount College.

         MICHELLE RAE PALMER. Ms. Palmer has been Vice President of our Company since January, 1998. Her past and present responsibilities include all aspects of accounting, implementation of product lines, corporate structure and operational configurations. She was co-inventor of the Pres 2 Pure(TM) water filtration system. She received a Bachelor of Arts Degree from California State University, Long Beach.

         SUSAN MALLETT. Ms. Mallett has been a Vice President of Communications since March, 1998. Her past experience includes all venues of communication - newsletters, press releases, manuals, advertisements, video and audio scripts, training and support materials, contracts, plus public speaking, events planning, and product development. She has extensive experience in exportation to the Pacific Rim. She received a Bachelor of Arts degree and Teaching Credential from California State University, Long Beach.

         KENNETH RAWALD. Mr. Rawald has been a Vice President of Engineering since January, 1998. His primary responsibilities include product design and engineering, fixture design and assembly procedures. He provides necessary engineering drawings as well as presentation perspective sketches in various mediums for our Company and patent offices. He received a certification in Engineering from Pratt Institute.

ITEM 6.      EXECUTIVE COMPENSATION

         Only one of our executive officers received compensation in excess of $100,000 during the fiscal years ended February 28, 1998 or 1999. Compensation does not include minor business-related and other expenses paid by us. Such amounts in the aggregate do not exceed $10,000. Mr. Jeff DeLong, a former Vice President, received a salary of $120,000 for the fiscal year ended February 28, 1999 and a car allowance of $500 per month, of which $3,500 had been paid in cash through February 28, 1999. Mr.

DeLong resigned in February, 2000 to pursue other opportunities. Our President, Carl Palmer, received no compensation for 1998 or 1999. Mr. Palmer serves as our President on a full-time basis.

         We have granted 139,000 shares of our Common Stock as additional compensation for the fiscal years ended 1998 and 1999.

         For the fiscal years 1998 and 1999, we paid health care insurance for our employees. We have no pension plan. We have no plans or agreements which provide compensation in the event of a change in control. We have no plans or agreements which provide compensation in the event of termination of employment.

         We do not customarily pay members of our Board of Directors any fees for attendance or similar remuneration, but reimburse them for any out-of-pocket expenses incurred by them in connection with their activities.

         After the 1999 fiscal year end, we granted Mr. Paul Lusby, one of our directors, 150,000 shares of Common Stock, valued at $75,000, as consideration for past services rendered as a member of the Board of Directors. At the same time, we granted Mr. Donald S. Whitlock, one of our directors 40,000 shares of Common Stock valued at $20,000 for past services rendered as a member of our Board of Directors.

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We have entered into a Purchase Agreement and an Amended Purchase Agreement for the acquisition of Aqua Vision International, a private California entity controlled by the TAM Irrevocable Trust and Select Property Investments, LLC. The TAM Irrevocable Trust is an irrevocable trust for the benefit of certain family members of Mr. Carl Palmer. Mr. Palmer disclaims any beneficial ownership or interest in this Trust. Select Property Investments, LLC is a limited liability company owned by Ms. Michelle Palmer. Mr. Palmer also disclaims any beneficial ownership or interest in this limited liability company. Under the terms of these agreements, these entities received 8,000 shares of Series "AAA" 12% Cumulative Convertible Preferred Shares. The Purchase Agreement and Amended Purchase Agreement were negotiated and approved by our Board of Directors. Every effort was made to deal on an arms-length basis.

         Mr. Paul Lusby, one of our directors and shareholders, provided legal services through his law firm for us during the 1999 fiscal year for which his firm was compensated $2,000 in cash and 100,000 shares of Common Stock, which was granted after the fiscal year end, with a value of $50,000. He was also personally granted 150,000 shares of Common Stock, valued at $75,000, after the fiscal year end as consideration for services rendered as a member of the Board of Directors.

         Mr. Donald S. Whitlock, one of our directors and shareholders, provided advice to us, through a firm with which he is associated, on capitalization and business development matters during the 1998 and 1999 fiscal years. The firm with which he is associated was issued 559,266 shares at inception and was paid $54,478 and $150,451, respectively. Subsequent to the 1999 fiscal year end, he was personally granted 40,000 shares of common stock valued at $20,000 for services rendered as a member of our Board of Directors.

         We have made advances from time to time to Mr. Carl Palmer, our President. As of November 30, 1999 we had advanced $25,609 to him. These advances are not compensation and will be repaid.

ITEM 8.      DESCRIPTION OF SECURITIES.

         We are authorized to issue 50,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. As of January 1, 2000 a total of 8,550,046 shares of Common Stock were outstanding.

         As of the same date, three classes of Preferred Stock were authorized but only two classes were issued or outstanding: 17 shares of Series "A" 13.5% Non Voting, Cumulative and 8,000 shares of Series "AAA" 12% Cumulative Convertible Preferred Shares.

         COMMON STOCK

         The holders of Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

         The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of our liquidation, the holders of Common Stock will share equally in any balance of our assets available for distribution to them after satisfaction of creditors and the holders of our senior securities, whatever they may be. We may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but we have paid no cash dividends on our Common Stock.

         PREFERRED STOCK

         Under the Articles of Incorporation, the Board of Directors has the authority to issue Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Nevada and such Articles of Incorporation. As of the date of this Registration Statement, three classes of Preferred Stock were authorized, but only two were issued or outstanding.

         Series "A" 13.5% Non Voting, Cumulative, Convertible Preferred Stock

         Such Stock has rights which are superior to all other securities of the Company, including upon liquidation and as to payment of dividends, if any. The Series "A" Preferred carries a dividend of 13.5% per annum, is non-voting, and is redeemable by us at any time at face value and is convertible into Common Stock at the lesser of $10 per share or 85% of the last five closing bid prices. A total of 17 shares are issued and outstanding as of the date of this Registration Statement.

         Series "AA" Non Voting, Cumulative, Convertible Preferred Stock

         Such Stock had rights which were superior to all other securities of the Company except to Series "A" 13.5% Non Voting, Cumulative, Convertible Preferred Stock, including upon liquidation and as to payment of dividends, if any. The Series "AA" Preferred carried a dividend which was set by the Board of

Directors at 10% prior to the time of issuance thereof, was non-voting, redeemable by the Company at any time at face value and was convertible into Common Stock of the Company at 85% of the last five closing bid prices. We had previously issued 26 shares of the Preferred Stock. As of the date of this Registration Statement, all of the Series "AA" Non Voting, Cumulative, Convertible Preferred Stock had been converted to Common Stock. This Series "AA" is no longer issued or outstanding. A total of 1,337,509 shares of Common Stock were issued upon conversion, including for accrued interest.

         Series "AAA" 12% Cumulative Convertible Preferred Shares

         Such Stock has rights which are superior to all other securities of the Company except Series "A" 13.5% Non Voting, Cumulative, Convertible Preferred Stock and, before its conversion, the Series "AA" Non Voting, Convertible Preferred Stock, including upon liquidation and as to payment of dividends, if any. The Series "AAA" Cumulative Convertible Preferred Voting Stock carries a 12% per annum dividend payable in stock or cash, is voting, with each share equal to 100 shares of Common Stock, and is redeemable according to the following procedure: upon written notice of conversion from the holders, the Company shall have the right, but not the obligation, for 45 days from receipt of such notice to repurchase, for cash, up to 2,000 shares of the Series "AAA" 12% Cumulative Convertible Preferred Shares at $1,000 per share.

         Pursuant to the terms of the Amended Purchase Agreement, the number of shares of Common Stock issuable to the holders pursuant to the conversion provisions of the Series "AAA" 12% Cumulative Convertible Preferred Shares was reduced from 8,000,000 shares to 4,500,000 shares (subject to pro rata adjustments, if any, for stock dividends, stock splits, reverse stock splits, and any other similar capital stock adjustments of a general nature). At the date of this Registration Statement, there are 8,000 shares issued and outstanding.

         We do not plan to issue any other Preferred Stock in the foreseeable future.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         (A) Principal Market or Markets

         Our Common Stock began trading in 1987. Since the consummation of the Exchange Agreement between the Company and SWT, market makers and other dealers have provided bid and ask quotations of our Common Stock under the symbol "SYEV." Trading is conducted in the over-the-counter market on the NASD's "Electronic Bulletin Board."

         The table below represents the range of high and low bid quotations of our Common Stock as reported during the reporting period herein. The following bid price market quotations represent prices between dealers and do not include retail markup, markdown, or commissions; hence, they may not represent actual transactions.

Fiscal Year 1999                            High              Low
                                            ----              ---

First Quarter                               $2.25             $0.50
Common Shares

Second Quarter                              $1.75             $0.91
Common Shares

Third Quarter                               $0.97             $0.53
Common Shares

Fourth Quarter                              $0.69             $0.34
Common Shares

Fiscal Year 1998                            High              Low
                                            ----              ---

First Quarter                               $20.00            $1.88
Common Shares

Second Quarter                              $2.43             $0.75
Common Shares

Third Quarter                               $1.13             $0.49
Common Shares

Fourth Quarter                              $0.69             $0.35
Common Shares

         (B) Approximate Number of Holders of Common Stock

             As of November 30, 1999, a total of 8,550,046 of our shares of Common Stock were outstanding and 273 holders of record owned these shares. However, we believe that we have a significantly greater number of shareholders because a substantial number of our shares are held in nominee name. The number of outstanding shares is computed after the approximate 4,400,666 shares of Common Stock which have been canceled by us a result of the settlement of the lawsuit with the former Chairman of the Company and certain of his affiliates.

         (C) Dividends

             Holders of Common Stock are entitled to receive such dividends as may be declared by our Board of Directors. No dividends on the Common Stock were paid by us during the periods reported herein nor do we anticipate paying dividends in the foreseeable future.

ITEM 2.      LEGAL PROCEEDINGS.

         No legal proceedings of a material nature to which we are a party are pending, and we know of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

         In July, 1999, we settled a lawsuit which we had brought against our former Chairman, Mr. DuSean Berkich, and certain of his affiliates. Under the terms of the settlement, Mr. Berkich and his affiliates returned a total of 4,440,666 shares of Common Stock for cancellation by us, and we released Mr. Berkich and his affiliates from all future liability to us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         We did not have any disagreements on accounting and financial disclosures with our accounting firm during the reporting period.

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES.

         Between its incorporation in February 1997 and January 30, 1998, SWT issued securities in the amounts and for the aggregate consideration as listed as follows. All shares were acquired directly from SWT except where indicated below:

Name                                        Number of Shares        Price
----                                        -----------------------------
Aribi, Robbi                                    3,000               $.001
Barie, Julie                                    1,000               $.001
Beadelston, Marina                              1,333               $.001
Berkich Limited Partners*                   3,500,000               $.001
Berkich, Cynthia L.*                           15,000               $.001
Berkich, Donald B.*                            15,000               $.001
Berkich, DuSean*                              800,000               $.001
Berkich, John*                                  1,000               $.001
Berkich, Judy*                                 15,000               $.001
Berkich, Rebecca, L.*                          15,000               $.001
Blake, Peter                                    2,000               $.001
Bowden, Bob                                     2,000               $.001
Brownell, Veronica                             25,000               $.001
Casper, Brandy                                  6,700               $.001
Davidson, Gary                                 12,000               $0.42
Delong, Jeffrey Foster                         80,000               $.001
Dunn, Lawrence                                  5,000               $4.00
Duplan, Stefan Debelle                          5,000               $.001
Erdman, Colin                                   1,000               $.001
Farver, Suzanne                                 6,700               $.001
Frederick, William                             30,000               $.001
Gaydos, Chad                                   14,000               $.001
Grasso, Diane                                   2,500               $.001

Hammel, Charles & Cathy (JTROS)                  24,000             $.001
Helvey, Casey                                    10,000             $.001
Helvey, Lindsay                                  10,000             $.001
Holstein, Phil                                    5,000             $.001
International CorporateDevelopment, Ltd.        116,250             $.001
Intresco Ltd                                     25,000             $.001
Jenkins, Lorna                                    1,000             $.001
Jones, Michael                                    1,000             $.001
Kam, Raymond**                                  144,000             $.001
Kearns, Michael                                 243,000             $.001
Kikuyama, Kendall**                              12,000             $.001
Laymac, John                                     77,000             $.001
Larson, Jim                                      80,000             $.001
Lippert, Eric                                    20,000             $.001
Lupo, Thomas M.*                                 80,000             $.001
Lusby, Paul                                       2,500             $.001
MacKinney, Mary                                   2,500             $.001
Macre, Thomas                                    20,000             $.001
McDougall, John                                   3,333             $.001
Mason Trust**                                     3,750             $.001
Murakami, Mitsuo or Ema**                        24,000             $.001
Murakami, David**                                24,000             $.001
Nanniga, Alison                                 371,250             $.001
Otta, David S.*                                  15,000             $.001
Otta, Mark W.*                                   15,000             $.001
Palmer, Cari                                    279,000             $.001
Patterson, Mark                                  10,000             $.001
Rawald, Kenneth                                  10,000             $.001
Rawald, Marie                                     5,000             $.001
Roby, James                                       3,334             $.001
Rojo, Louis Napolean                             30,000             $.001
Salet, Willy                                     10,000             $.001
Sax Family Trust                                  1,667             $.001
Schwartz, Hans                                    2,000             $.001
Silver, Joseph                                    3,333             $.001
Select Property Investments, LLC              1,400,000             $.001
Stanberry, Dan                                    2,600             $.001
Solinap, Wilhelmina                               1,000             $.001
STG - Coopers & Lybrand                          62,500             $4.00
Suchor, Sandra A                                  7,200             $0.42
Swiss American Securities Co                    180,000             $3.96
The Tam Irrevocable Trust                     2,100,000             $.001
Ulrich, George*                                 100,000             $.001
Ulrich, Michael*                                 10,000             $.001
Wagner, David                                   180,000             $.001
Wagner & Assoc. Money Pur. Plan                  12,500             $.001
Wagner & Assoc. Profit Sharing Plan              12,500             $.001

Wagner, Diana                                    20,000             $.001
Warner, James                                     6,000             $.001
Whitlock, Debbie                                 60,000             $.001
Whitlock, Donald S.                              93,750             $.001
Whitlock, Donald A.                              12,000             $.001
Whitlock, Donald S.                             138,600             $.001
Whitlock, Tim                                     4,927             $.001
Wiles, Grace                                     54,000             $.001
Work, Horace                                      6,666             $.001
Wright, Doug**                                    1,250             $.001
Yafuso, Alvin**                                  12,000             $.001
Zeimer, David*                                  100,000             $.001

*  All or part of these shares have been canceled.
** These individuals acquired their shares directly from, and paid consideration directly to, Mr. DuSean Berkich, who was an officer and a director of us at the time.

         On January 30, 1998, we entered into an Exchange Agreement with SWT, whereby we exchanged our issued and outstanding capital shares with the shareholders of SWT on a one share for one share basis, with us becoming the parent company and SWT becoming a wholly-owned subsidiary.

         During the three years prior to the date of this Registration Statement, we had issued and sold unregistered securities as Royal Net, Inc. for $.001 per share consideration, in the amounts and at the times listed as follows:

         Name                         Number of Shares               Date
         ------------------------------------------------------------------
         Anthony Eames                2,500,000                     7/02/96
         Thomas Eames                 2,500,000                     7/02/96
         Garth Jacobson               2,500,000                     7/02/96

         As a part of the Exchange Agreement between SWT and us, these shares and all other issued and outstanding shares of Common Stock of Royal Net were reverse split one-for-five and then a total of 1,413,597 shares of our post split Common Stock were canceled. At the time of the Exchange Agreement, there were no more than 300,000 shares of Common Stock issued and outstanding in Royal Net.

         Subsequent to the Exchange Agreement, we have issued securities in the amounts, at the times, and for the amounts of consideration listed as follows:

Series "A" 13.5% Non Voting, Cumulative, Convertible Preferred Stock

         A total of 17 shares for $850,000 were sold effective January 31, 1998 to Rohm and Bodmer.

Series "AA" Non Voting, Cumulative, Convertible Preferred Stock

         A total of 26 shares for $1,300,000 were sold effective March 27, 1998 to FTS Worldwide Corporation. These shares were converted on June 14, 1999 into 1,337,509 shares of Common Stock.

Series "AAA" 12% Cumulative Convertible Preferred Shares

         On January 31, 1998, we entered into a Purchase Agreement to acquire all of the assets of Aqua Vision International, a California sole proprietorship. This Purchase Agreement was amended on February 26, 1999 to provide for the issuance of 8,000 shares of Series "AAA" 12% Cumulative Convertible Preferred Shares in lieu of all consideration which then remained unpaid under the original Purchase Agreement.

Common Stock

         In March, 1998, we sold 62,500 restricted shares of Common Stock for $250,000 to Harvel, Limited. We also issued 18,500 restricted shares of Common Stock to Rick Emmett in cancellation of a promissory note held by him.

         On April 1, 1999, we granted shares of Common Stock valued at $.50 per share to the following individuals and entities in the amounts indicated below:

         Name                                          Number of Shares
         --------------------------------------------------------------
         Jeff DeLong                                              2,000
         Susan Mallett                                           52,000
         Michelle Rae Palmer                                      2,000
         Ken Rawald                                              52,000
         Louis N. Rojo                                           22,000
         Arturo & Maria Villafuerte                               7,000
         Horn & Loomis                                           75,000
         David Wagner & Associates, P.C                         100,000
         Cooper, Kardaras & Scharf L.L.P                        100,000
         Wickens, Herzer & Panza                                 50,000
         Donald S. Whitlock                                      40,000
         Paul H. Lusby                                          150,000

         On July 1, 1999, we issued shares of Common Stock valued at $.50 per share to the following individuals in the amounts indicated below:

         Name                                          Number of Shares
         --------------------------------------------------------------
         Grace Wiles                                              2,000
         Israel Marelus                                          75,000

         We believe that most of the offers and sales described above were exempt from registration pursuant to Rule 504 of Regulation D under the Securities Act because those offers and sales met all the conditions of Rule 504 as then in effect, including the dollar limitation, and we were not at the time of such transactions within any of the categories of issuers prohibited from using Rule 504.

         In addition to the Rule 504 exemptions described above, the foregoing sales of Common Stock and Preferred Stock were also made in reliance upon the exemptions from registration set forth in Sections 4(2) and 4(6) of the Securities Act of 1933 and/or Regulation S promulgated thereunder for transactions not involving a public offering. No underwriters were engaged in connection with the foregoing sales of securities. These sales were made without general solicitation or advertising. Each purchaser was an "accredited investor" or a sophisticated investor with access to all relevant information necessary to evaluate the investment who represented to SWT or to us, as the case may be, that the shares were being acquired for investment.

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. The Nevada Private Corporations Act allows indemnification of directors, officers, employees and agents of the Company, including the advancement of expenses:

         Section 78.751 of the Nevada Private Corporations Act provides:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1. and 2., or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1. and 2., unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

         (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles or incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding such office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or knowing violation of the law and was material to the cause of action.

         (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors, and administrators of such a person.

         The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

         Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of our Company under to the preceding provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                       Consolidated Audited Financial Statements


                                      Seychelle Environmental Technologies, Inc.


                                          Years Ended February 28, 1999 and 1998

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




INDEPENDENT AUDITORS' REPORT                                                                                   F-1

FINANCIAL STATEMENTS

      Consolidated Balance Sheets                                                                       F-2 to F-3

      Consolidated Statements of Operations                                                                    F-4

      Consolidated Statements of Changes in Stockholders' Equity                                        F-5 to F-7

      Consolidated Statements of Cash Flows                                                             F-8 to F-9

      Notes to Consolidated Financial Statements                                                      F-10 to F-24

                       [RAIMONDO PETTIT GROUP LETTERHEAD]



INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Seychelle Environmental Technologies, Inc.
San Clemente, California

We have audited the accompanying consolidated balance sheet of Seychelle Environmental Technologies, Inc. as of February 28, 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended February 28, 1999 and 1998. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seychelle Environmental Technologies, Inc. as of February 28, 1999 and the consolidated results of their operations and their cash flows for the two years then ended, in conformity with generally accepted accounting principles.







                                                         RAIMONDO PETTIT GROUP

Torrance, California
August 10, 1999

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                                     CONSOLIDATED BALANCE SHEETS




                                                           November 30,    February 28,
                                                               1999            1999
                                                          -------------   -------------
                                                           (Unaudited)


ASSETS

Cash and cash equivalents                                 $      47,062   $      52,431
Trade receivable, net of allowance for doubtful
    accounts of $5,179 and $6,861, respectively                  71,976         139,852
Inventories                                                     374,842         263,869
Other current assets                                             20,000          17,292
                                                          -------------   -------------
Total current assets                                            513,880         473,444
                                                          -------------   -------------
Property and equipment, net                                     180,528         222,283

Intangible assets, net                                           10,658           8,948

Other non-current assets                                         21,141           8,650
                                                          -------------   -------------
Total non-current assets                                         31,799          17,598
                                                          -------------   -------------

TOTAL ASSETS                                              $     726,207   $     713,325
                                                          =============   =============



                     See accompanying notes to consolidated financial statements

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                         CONSOLIDATED BALANCE SHEETS (CONTINUED)



                                                                        November 30,    February 28,
                                                                           1999             1999
                                                                       -------------    -------------
                                                                        (Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable                                                       $      89,816    $     104,463
Accrued expenses                                                             241,663          481,952
Customer deposits                                                              8,380            8,334
Note payable                                                                      --           31,530
Other current liabilities                                                      6,500               --
                                                                       -------------    -------------


Total current liabilities                                                    346,359          626,279
                                                                       -------------    -------------


COMMITMENTS AND CONTINGENCIES (NOTE 9)

STOCKHOLDERS' EQUITY

Preferred stock, $.01 par value - 1,000,000 shares authorized,
    Series A, non-voting, cumulative, convertible preferred
        stock, 17 shares issued and outstanding                                    0                0
    Series AA, non-voting, cumulative, convertible preferred
        stock, 0 and 26 shares, respectively, issued and outstanding              --                0
    Series AAA, preferred stock, 8,000 shares issued and
        outstanding                                                               80               80
Common stock, $.001 par value - 50,000,000 shares authorized;
    8,550,046 and 11,200,643 shares issued and outstanding                     8,550           11,201
Additional paid-in capital                                                 2,028,050        1,773,526
Accumulated deficit                                                       (1,631,223)      (1,674,173)
Receivable from stockholder                                                  (25,609)         (23,588)
                                                                       -------------    -------------


Total stockholders' equity                                                   379,848           87,046
                                                                       -------------    -------------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $     726,207    $     713,325
                                                                       =============    =============



                    See accompanying notes to consolidated financial statements.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                           CONSOLIDATED STATEMENTS OF OPERATIONS



                                           For the nine months                For the years
                                            ended November 30,               ended February 28,
                                           1999            1998            1999             1998
                                       ------------    ------------    ------------    ------------
                                               (Unaudited)


SALES                                  $  1,376,383    $    432,768    $    710,576    $    703,240
COST OF SALES                               595,468         244,954         400,655         331,744
                                       ------------    ------------    ------------    ------------


GROSS PROFIT                                780,915         187,814         309,921         371,496
                                       ------------    ------------    ------------    ------------

OPERATING EXPENSES
    Selling                                  80,863          46,848         144,072         279,079
    General and administrative              657,102       1,026,336       1,233,079         727,768
                                       ------------    ------------    ------------    ------------


TOTAL EXPENSES                              737,965       1,073,184       1,377,151       1,006,847
                                       ------------    ------------    ------------    ------------


PROFIT (LOSS) FROM OPERATIONS                42,950        (885,370)     (1,067,230)       (635,351)
                                       ------------    ------------    ------------    ------------


OTHER INCOME (EXPENSE)
    Miscellaneous income (expense)               --              --          (5,707)       (100,000)
                                       ------------    ------------    ------------    ------------


TOTAL OTHER INCOME (EXPENSE)                     --              --          (5,707)       (100,000)
                                       ------------    ------------    ------------    ------------


PROFIT (LOSS) BEFORE PROVISION
    FOR INCOME TAXES                         42,950        (885,370)     (1,072,937)       (735,351)
                                       ------------    ------------    ------------    ------------


PROVISION FOR INCOME TAXES                       --              --              --              --
                                       ------------    ------------    ------------    ------------


NET PROFIT (LOSS)                      $     42,950    $   (885,370)   $ (1,072,937)   $   (735,351)
                                       ------------    ------------    ------------    ------------


BASIC AND DILUTED PROFIT (LOSS)
    PER SHARE                          $       (.01)   $       (.09)   $      (0.12)   $      (0.09)
                                       ------------    ------------    ------------    ------------


WEIGHTED AVERAGE NUMBER OF
    SHARES: BASIC AND DILUTED             9,525,863      11,200,643      11,200,643       8,416,686
                                       ============    ============    ============    ============


                    See accompanying notes to consolidated financial statements.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                 SEYCHELLE ENVIRONMENTAL TECHNOLOGIES                       SEYCHELLE WATER
                                                       ("SET") formerly RoyalNet                          Technologies ("SWT")
                                      ------------------------------------------------------------   -----------------------------
                                            Preferred Stock                 Common Stock                    Common Stock
                                      -----------------------------  -----------------------------   -----------------------------
                                         Shares          Amount         Shares          Amount          Shares           Amount
                                      -------------   -------------  -------------   -------------   -------------   -------------


Balance, March 1, 1997                           --   $          --             --   $          --              --   $          --

Issuance of Seychelle Water
   Technologies common stock                     --              --             --              --       8,024,927           8,025

Issuance of SWT common
   stock in connection with
   Regulation D offering, net of
   issuance costs of $64,899                     --              --             --              --       2,794,716           2,795

Issuance of SWT common
   stock in satisfaction of note
   payable                                       --              --             --              --          18,500              19

Issuance of SWT common
   stock in connection with
   Private Placement, net of
   issuance costs of $16,390                     --              --             --              --          62,500              62

Aquavision owners net
   contribution

Reverse merger of SWT with
   SET                                           --              --     11,200,643          11,201     (10,900,643)        (10,901)

Capital Distribution                             --              --             --              --              --              --

Issuance of Series A Preferred
   Stock, net of issuance costs
   of $138,251                                   17              --             --              --              --              --

Net Loss for the year ended
   February 28, 1998                             --              --             --              --              --              --
                                      -------------   -------------  -------------   -------------   -------------   -------------
Balance, February 28, 1998                       17   $          --     11,200,643   $      11,201              --   $          --
                                      -------------   -------------  -------------   -------------   -------------   -------------




                                                         Retained     Stock Subscription     Total
                                       Additional        Earnings       Receivable and    Stockholders'
                                        Paid-In        (Accumulated      Stockholder        Equity
                                        Capital          Deficit)         Receivable       (Deficit)
                                      -------------    -------------    -------------    -------------


Balance, March 1, 1997               $      39,651    $     134,115    $          --     $     173,766

Issuance of Seychelle Water
   Technologies common stock                    (25)              --               --            8,000

Issuance of SWT common
   stock in connection with
   Regulation D offering, net of
   issuance costs of $64,899                924,973               --               --          927,768

Issuance of SWT common
   stock in satisfaction of note
   payable                                   37,620               --               --           37,639

Issuance of SWT common
   stock in connection with
   Private Placement, net of
   issuance costs of $16,390                233,548               --               --          233,610

Aquavision owners net
   contribution                             (70,168)              --               --          (70,168)

Reverse merger of SWT with
   SET                                         (300)              --               --               --

Capital Distribution                       (200,000)              --               --         (200,000)

Issuance of Series A Preferred
   Stock, net of issuance costs
   of $138,251                              711,749               --         (149,983)         561,766

Net Loss for the year ended
   February 28, 1998                             --         (735,351)              --         (735,351)
                                      -------------    -------------    -------------    -------------
Balance, February 28, 1998            $   1,677,048    $    (601,236)   $    (149,983)   $     937,030
                                      -------------    -------------    -------------    -------------

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.




                                                       Seychelle Environmental Technologies                Seychelle Water
                                                              ("SET") formerly RoyalNet                   Technologies ("SWT")
                                                ----------------------------------------------------    -----------------------
                                                    Preferred Stock             Common Stock                 Common Stock
                                                ------------------------    ------------------------    -----------------------
                                                 Shares         Amount        Shares       Amount         Shares       Amount
                                                ----------    ----------    ----------    ----------    ----------   ----------


Balance, March 1, 1998                                  17    $       --    11,200,643    $   11,201            --   $       --

Payment of stock subscription
   receivable                                           --            --            --            --            --           --

Issuance of Series AA Preferred
   Stock, net of issuance costs
   of $211,442                                          26            --            --            --            --           --

Issuance of Series AAA Pre-
   ferred Stock                                      8,000            80            --            --            --           --

Capital Distribution                                    --            --            --            --            --           --

Receivable from stockholder                             --            --            --            --            --           --

Net Loss for year ended
   February 28, 1999                                    --            --            --            --            --           --
                                                ----------    ----------    ----------    ----------    ----------   ----------

Balance, February 28, 1999                           8,043    $       80    11,200,643    $   11,201            --   $       --

Shareholder advances (unaudited)                        --            --            --            --            --           --

Conversion of AA preferred stock to
   common stock (unaudited)                            (26)           --     1,337,509         1,338            --           --

Issuance of common stock in connection
   with settlement of lawsuit (unaudited)               --            --       100,000           100            --           --

Issuance of common stock for compen-
   sation in connection with 504 offering
   (unaudited)                                          --            --       327,000           327            --           --

Cancellation of common stock of former
   consultant (unaudited)                               --            --       (80,000)          (80)           --           --

Cancellation of common stock in con-
   nection with Berkich lawsuit (unaudited)             --            --    (4,440,666)       (4,441)           --           --




                                                                     Retained       Stock Subscription       Total
                                                   Additional        Earnings         Receivable and      Stockholders'
                                                    Paid-In        (Accumulated        Stockholder           Equity
                                                    Capital           Deficit)          Receivable          (Deficit)
                                                ---------------    ---------------    ---------------    ---------------

Balance, March 1, 1998                          $     1,677,048    $      (601,236)   $      (149,983)   $       937,030

Payment of stock subscription
   receivable                                                --                 --            149,983            149,983

Issuance of Series AA Preferred
   Stock, net of issuance costs
   of $211,442                                        1,088,558                 --                 --          1,088,558

Issuance of Series AAA Pre-
   ferred Stock                                             (80)                --                 --                 --

Capital Distribution                                   (992,000)                --                 --           (992,000)

Receivable from stockholder                                  --                 --            (23,588)           (23,588)

Net Loss for year ended
   February 28, 1999                                         --         (1,072,937)                --         (1,072,937)
                                                ---------------    ---------------    ---------------    ---------------

Balance, February 28, 1999                      $     1,773,526    $    (1,674,173)   $       (23,588)   $        87,046

Shareholder advances (unaudited)                             --                 --             (2,021)            (2,021)

Conversion of AA preferred stock to
   common stock (unaudited)                              (1,338)                --                 --                 --

Issuance of common stock in connection
   with settlement of lawsuit (unaudited)-               20,213                 --                 --             20,313

Issuance of common stock for compen-
   sation in connection with 504 offering
   (unaudited)                                          163,173                 --                 --            163,500

Cancellation of common stock of former
   consultant (unaudited)                                    80                 --                 --                 --

Cancellation of common stock in con-
   nection with Berkich lawsuit (unaudited)-              4,441                 --                 --                 --

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.



                                              Seychelle Environmental Technologies                  Seychelle Water
                                                     ("SET") formerly RoyalNet                    Technologies ("SWT")
                                       -----------------------------------------------------   -------------------------
                                           Preferred Stock               Common Stock                Common Stock
                                       -------------------------   -------------------------   -------------------------
                                         Shares        Amount        Shares        Amount        Shares        Amount
                                       -----------   -----------   -----------   -----------   -----------   -----------

Issuance of common stock for
   commissions (unaudited)                      --   $        --        75,000   $        75            --   $        --

Issuance of common stock in consi-
   deration for settlement of note
   payable (unaudited)                          --            --        30,560            30            --            --

Net income for the period ended
   (unaudited)                                  --            --            --            --            --            --
                                       -----------   -----------   -----------   -----------   -----------   -----------


Balance, November 30, 1999                   8,017   $        80    8,550,046$   $     8,550            --   $        --
                                       ===========   ===========   ===========   ===========   ===========   ===========


                                                               Retained        Stock Subscription          Total
                                          Additional           Earnings          Receivable and        Stockholders'
                                            Paid-In          (Accumulated         Stockholder             Equity
                                            Capital             Deficit)           Receivable            (Deficit)
                                       -----------------   -----------------    -----------------    -----------------


Issuance of common stock for
   commissions (unaudited)             $          37,425   $              --    $              --    $          37,500

Issuance of common stock in consi-
   deration for settlement of note
   payable (unaudited)                            30,530                  --                   --               30,560

Net income for the period ended
   (unaudited)                                        --              42,950                   --               42,950
                                       -----------------   -----------------    -----------------    -----------------


Balance, November 30, 1999             $       2,028,050   $      (1,631,223)   $         (25,609)   $         379,848
                                       =================   =================    =================    =================



                    See accompanying notes to consolidated financial statements.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------

                                            For the Nine Months          For the Years Ended
                                             Ended November 30,             February 28,
                                              1999         1998          1999           1998
                                          ----------   -----------    -----------   ------------
                                                (Unaudited)
OPERATING ACTIVITIES:
   Net profit (loss)                        $  42,950   $ (885,370)   $(1,072,937)   $  (735,351)
   Adjustments to reconcile net
     loss to net cash used in
     operating activities:
       Depreciation and amortization           70,989       44,613         60,598         28,683
       Provision for doubtful accounts          6,349       12,539          6,861            167
       Notes issued for services                   --           --          2,707         28,820
       Stock issued for services                   --      235,891             --         38,989
       Write down carrying value of
         receivable from shareholder               --           --          6,525
       Write off carrying value of
         investment in joint venture               --           --          8,000
       Loss on sale of equipment                1,256           --             --             --
       Increase (decrease) resulting
         from changes in:
           Accounts receivable                 61,527      (91,112)      (133,534)        (9,588)
           Inventory                         (110,973)    (220,306)      (189,379)        90,100
           Prepaid assets                      (2,708)       4,789        (11,082)        (6,210)
           Receivable from shareholders        (2,021)     160,912        160,912         22,291
           Other assets                       (14,201)      11,464         (4,140)       (11,750)
           Accounts payable                   (14,647)      16,416         48,744         (3,129)
           Accrued liabilities                (19,946)      83,684        438,679          5,774
           Customer deposits                       46        8,334          8,334        (44,486)
                                            ---------   ----------    -----------    -----------


Net cash (used in) provided by
   operating activities                        18,621     (618,146)      (684,237)      (581,165)
                                            ---------   ----------    -----------    -----------


INVESTING ACTIVITIES:
   Purchase of property and equipment         (23,990)    (117,906)      (123,447)       (89,388)
                                            ---------   ----------    -----------    -----------


Net cash used in investing activities         (23,990)    (117,906)      (123,447)       (89,388)
                                            ---------   ----------    -----------    -----------

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

-------------------------------------------------------------------------------

                                          For the Nine Months          For the Years Ended
                                           Ended November 30,               February 28,
                                            1999          1998           1999         1998
                                        ----------     -----------    -----------  ------------
                                               (Unaudited)
FINANCING ACTIVITIES:
   Issuance of common stock              $      --     $       --     $       --     $1,242,642
   Issuance of preferred stock                  --      1,300,000      1,300,000        700,018
   Cash paid for capital transaction
     fees                                       --       (171,451)      (171,451)      (220,834)
   Cash proceeds from stock
     subscriptions receivable                   --        149,983        149,983             --
   Equity draws and distributions               --       (992,000)      (992,000)      (486,006)
                                         ---------     ----------     ----------     ----------


Net cash provided by financing
   activities                                   --        286,532        286,532      1,235,820
                                         ---------     ----------     ----------     ----------


Net change in cash and cash
   equivalents                              (5,369)      (449,520)      (521,152)       565,267

Cash and cash equivalents,
   beginning of period                      52,431        573,583        573,583          8,316
                                         ---------     ----------     ----------     ----------


Cash and cash equivalents,
   end of period                         $  47,062     $  124,053     $   52,431     $  573,583
                                         =========     ==========     ==========     ==========


SUPPLEMENTAL DISCLOSURE OF CASH
   FLOW INFORMATION:
     CASH PAID DURING THE PERIOD
        FOR:
          Interest                       $   2,682     $       --     $       --     $    7,592
          Income Taxes                   $      --     $       --     $       --     $      800
     NON-CASH INVESTING AND
       FINANCING ACTIVITIES:
       Notes issued for services         $      --     $    6,861     $    6,861     $   28,820
       Stock issued for services and
         settlement of litigation        $ 223,025     $       --     $       --     $   38,989
       Stock issued for settlement
         of debt                         $  31,530     $       --     $       --     $       --
                                         =========     ==========     ==========     ==========

                    See accompanying notes to consolidated financial statements.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.     ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Seychelle Environmental Technologies, Inc. ("SET"), a Nevada corporation, was formed in 1998 for the purpose of merging into and surviving the former RoyalNet, Inc., a Utah shell corporation, formed in 1986.

Seychelle Water Technologies ("SWT") was formed in February 1997 under the laws of the state of Nevada for the purpose of marketing the products of Aquavision, a sole proprietorship operating since 1996. Prior to January 1998, SWT operations were limited primarily to fundraising activities.

On January 30, 1998, SET entered into a stock exchange agreement with SWT, whereby SWT shareholders emerged as the majority stockholder of SET. This reverse acquisition resulted in SWT becoming a wholly-owned subsidiary of SET.

On January 31, 1998, SET purchased the assets of Aquavision for $9.5 million. Only $1.2 million was paid to the Aquavision owners and the transaction was not consummated. Effective February 28, 1999, the Company revised its Purchase Agreement and issued 8,000 shares of its Series AAA Preferred Stock (described in Note 7) to Aquavision's owners. The Company sued its controlling stockholder and, subsequent to year end, the controlling stockholder returned his shares to the Company (see Note 11). As a result, Aquavision's owners became the ultimate controlling stockholder of SET. Accordingly, the above transactions were treated as a reverse acquisition where SWT and Aquavision are the accounting acquirors, and are included in the accompanying consolidated financial statements at their historical bases. Because the assets were acquired from existing shareholders, the $1.2 million payment was treated as a distribution and the Series AAA stock issuance was treated as a recapitalization. Costs to acquire SET ($100,000) were expensed as period costs.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.     ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

Description of Business

SET develops, manufacturers and sells water filtration products through retailers and multilevel marketing programs. The Company sells its products throughout the United States and abroad including Europe and Asia. Geographic information is as follows:

                                                      For the Years Ended February 28,
                                                          1999              1998
                                                      -------------     -------------

Water filtration products sold to
      external customers (1) (2) in:
      the United States                               $   666,139         $  534,762
      Europe and Asia                                      40,510            131,790
      Canada                                                3,927             36,688
                                                      -----------         ----------
      Total                                           $   710,576         $  703,240
                                                      ===========         ==========

(1) Sales to external customers are attributed based on the country of residence of the customer.

(2)   There are no long lived assets outside the United States.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SET (formerly known as RoyalNet), its wholly-owned subsidiary, SWT, and the operations of Aquavision through the date of the merger, (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Sales are recognized upon shipment of the products.

Cash and Cash Equivalents

The Company considers short-term investments which have maturities of three months or less at the date of acquisition to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market using the average cost method.

Property and Equipment

Property and equipment, including significant improvements thereto, are stated at cost and are depreciated using the straight-line method over an estimated useful life of 5 years. Maintenance and repairs are charged to expense as incurred.

Intangible Assets

Intangible assets include patents, product rights and technology costs. All patent, product rights and technology costs are capitalized and amortized over ten years using the straight-line method. The Company assesses whether there has been a permanent impairment of the value of intangible assets by considering factors such as expected future product revenues, anticipated product demand and prospects and other economic factors. Total intangible assets amounted to $8,948, net of $0 accumulated amortization at February 28, 1999.

Impairment of Long-Lived Assets

Management periodically reviews the realizability of long-lived assets based on an evaluation of remaining useful lives, cash flows and profitability projections and has determined that there is no impairment at February 28, 1999.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development Expenses

Research and development costs are expensed as incurred and amounted to $41,866 and $5,741 for the years ended February 28, 1999 and 1998, respectively.

Advertising Expenses

Advertising expenses are expensed as incurred. Total advertising expenses amounted to $40,455 and $258,356 for the years ended February 28, 1999 and 1998.

Risk Concentrations

The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit.

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due in 30 days. Credit losses have consistently been within management's expectations. An allowance for doubtful accounts is recorded when it is probable that all or a portion of the receivables balance will not be collected.

During fiscal 1999 and 1998, the Company derived approximately 27% and 23% of its net sales from one and two of its major customers, respectively. At year end 1999 and 1998, these major customers accounted for approximately 43% and 1% of accounts receivable.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statements and the tax basis of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss Per Common Share

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share." This new standard requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the statement of income and requires reconciliation of the numerators and the denominators of the basic and diluted EPS calculations.

Basic net loss per common share is computed by dividing net loss by the weighted average number of outstanding common shares during the periods presented. For purposes of SFAS No. 128, basic loss per share and diluted loss per share are the same amount as the impact of additional common shares that might have been issued under the Company's stock option plan, warrants and convertible debt would be anti-dilutive.

Fair Value of Financial Instruments

The carrying value of financial instruments included in current assets and liabilities approximates fair value because of the short maturity of these items.

Issuance of Stock for Services

Shares of the Company's common stock issued for services are recorded in accordance with Accounting Principles Board Opinion ("APBO") No. 16, "Business Combinations" and SFAS No. 123, "Accounting for Stock-Based Compensation", at the fair market value of the stock issued or the fair market value of the services provided, whichever value is the more clearly evident.

Stock Compensation Plan

SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company elected to account for stock-based compensation using the intrinsic value method prescribed in APBO No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires presentation of comprehensive income within an entity's primary financial statements. Comprehensive income is defined as net income as adjusted for changes to equity resulting from events other than net income or transactions related to an entity's capital structure. Comprehensive income equaled net income for all periods presented.

Segment Disclosures

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement requires public enterprises to report financial and descriptive information about its reportable operating segments and establishes standards for related disclosures about product and services, geographic areas, and major customers. At this time, the Company has only one segment.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of November 30, 1999 and the consolidated statements of operations, changes in stockholders' equity and cash flows for the nine months ended November 30, 1999 and 1998, together with the related notes are unaudited and include all normal recurring adjustments that the Company considers necessary. Inventories and cost of goods sold have been estimated based on the purchases and sales from the most recent physical inventory. Results for the nine months ended November 30, 1999 and 1998 are not necessarily indicative of results for an entire year.

3.     INVENTORIES

At February 28, 1999, inventories consist of:

      Raw Materials                                               $ 219,902
      Work In Progress                                               16,620
      Finished goods                                                 27,347
                                                                  ---------
                                                                  $ 263,869
                                                                  =========

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

4.     PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost, less accumulated depreciation as of February 28, 1999:

      Tooling                                                     $ 238,056
      Equipment                                                      12,090
      Vehicles                                                       45,600
      Furniture and fixtures                                         12,400
      Computer equipment                                             18,116
      Leasehold improvements                                          2,975
                                                                  ---------

                                                                  $ 329,237
      Accumulated depreciation                                      106,954
                                                                  ---------

                                                                  $ 222,283
                                                                  =========

Total depreciation expense for the years ended February 28, 1999 and 1998 was $60,598 and $28,683, respectively.

5.     ACCRUED EXPENSES

Accrued expenses consist of:

      Accrued legal expenses and settlements                     $  182,813
      Accrued wages and benefits                                    105,885
      Accrued outside services                                       95,000
      Accrued consulting fees                                        37,500
      Other accrued expenses                                         60,754
                                                                 ----------

                                                                 $  481,952
                                                                  =========

The accrued legal expenses and settlements represent the amounts the Company agreed to pay in connection with various litigation along with accrued attorneys' fees related to these actions.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

5.     ACCRUED EXPENSES (CONTINUED)

During fiscal 1999, the Company replaced all of its employees with leased employees from a Professional Employer Organization (PEO). The accrued wages and benefits represent amounts due to the PEO for the outstanding amounts due at February 28, 1999.

Of the $481,952 in accrued expenses, $384,733 were settled after year end through the issuance of 829,000 shares of common stock of which, 502,000 shares had been issued by November 30, 1999.

6.     NOTES PAYABLE

At February 28, 1998, $25,034 principal plus $6,496 in accrued interest at 10% per annum was due on a convertible note which matured July 1, 1998. In November 1999, the note was renegotiated and as such will be repaid by the issuance of 30,560 shares of common stock and payment of $2,503.

7.     CAPITAL STRUCTURE

Common Stock

The holders of Common Stock have one vote per share on all matters (including election of Directors) without provisions for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights.

In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefore, but has not declared or paid dividends on its Common Stock.

Preferred Stock

The Board of Directors has the authority to issue Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Nevada and its articles of incorporation. As of February 28, 1999, three classes of Preferred Stock were issued and outstanding.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

7.     CAPITAL STRUCTURE (CONTINUED)

Preferred Stock (Continued)

Series "A" 13.5% Non Voting, Cumulative, Convertible Preferred Stock

Series "A" Preferred Stock has rights which are superior to all other securities of the Company, including upon liquidation and as to payment of dividends, if any, carries a cumulative dividend of 13.5% per annum, is non-voting, and is redeemable by the Company at any time at face value and is convertible into common shares of the Company at the lesser of $10 per share or 85% of the last five closing bid prices. A total of 17 shares are issued and outstanding as of February 28, 1999 and November 30, 1999 (unaudited).

Series "AA" Non Voting, Cumulative, Convertible Preferred Stock

Series "AA" Preferred Stock has rights which are superior to all other securities of the Company except to Series "A" Preferred Stock, including upon liquidation and as to payment of dividends, if any, carries a cumulative dividend which was set by the Board of Directors at 10% prior to the time of issuance thereof, is non-voting, redeemable by the Company at any time at face value and is convertible into common shares of the Company at 85% of the last five closing bid prices. On June 14, 1999, all of the Series "AA" Non Voting, Cumulative, Convertible Preferred Stock were converted into 1,337,509 shares of common stock.

Series "AAA" 12% Cumulative, Convertible Preferred Shares

Series "AAA" Preferred Stock has rights which are superior to all other securities of the Company except Series "A" and the Series "AA" Preferred Stock, including upon liquidation and as to payment of dividends, if any. Series "AAA" Cumulative, Convertible Preferred Voting Stock carries a 12% per annum dividend payable in stock or cash, is voting, with each share equal to 100 shares of common stock, and is redeemable, at the Company's option, according to the following procedure: upon written notice of conversion from the holders, the Company shall have 45 days from receipt of such notice to repurchase for cash up to 2,000 shares of the Series AAA 12% Cumulative, Convertible Preferred Shares at $1,000 per share.

As a result of the settlement of the litigation involving the Company and its former Chairman, in which the Company was seeking to rescind the issuance of all common shares in the Company previously issued to the former Chairman, the number of common shares issuable to the holders pursuant to the conversion provisions of the Series "AAA" Cumulative, Convertible Preferred Shares

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

7.     CAPITAL STRUCTURE (CONTINUED)

Preferred Stock (Continued)

are reduced from 8,000,000 shares to 4,500,000 shares (but after pro rata adjustments, if any, for stock dividends, stock splits, reverse stock splits, and any other similar capital stock adjustments of a general nature). There are 8,000 shares issued and outstanding at February 28, 1999 and November 30, 1999 (unaudited). The 12% cumulative dividend shall be computed based on the preferred stock par value.

Aggregate preferred redemption value and cumulative dividends in arrears at February 28, 1999 and November 30, 1999 are as follows:

                                                          November 30, 1999           February 28, 1999
                                                          -----------------           -----------------
                                                            (Unaudited)
      Aggregate redemption value                           $  5,729,706                $  6,888,379
      Cumulative preferred dividend                        $    379,706                $    238,378
      Per share preferred dividend                         $        .03                $        .03
                                                           ============                ============

Stockholder's Receivable

Represents advances made to a stockholder and not reimbursed at the date of these financial statements.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

7.     CAPITAL STRUCTURE (CONTINUED)

Warrants

Outstanding warrants at February 28, 1999 and 1998 were as follows:

                                        FEBRUARY 28, 1999               February 28, 1998
                                        ------------------              ------------------
                                        SHARES      WAEP*               Shares       WAEP*
                                        ------      -----               ------       -----
    Outstanding, beginning of year         -           -                   -            -
    Granted                             100,000    $ 1.50                  -            -
    Canceled-expired                       -           -                   -            -
    Exercised                              -           -                   -            -
                                        -------    ------               -----        -----


    Outstanding, end of year            100,000    $ 1.50                  -            -
                                        =======    ======               =====        =====


    Exercisable, end of year            100,000    $ 1.50                  -            -
                                        =======    ======               =====        =====

*   Weighted average exercise price

8.     INCOME TAXES

The components of the provision for income taxes are as follows:

                                     Years Ended February 28,
                                     ------------------------
                                      1999               1998
                                    --------            --------
        Current:
           State                    $   -              $   -
           Federal                      -                  -
                                    ---------          ---------


        Deferred:
           State                      (46,360)           (77,136)
           Federal                   (360,157)          (303,107)
           Valuation allowance        406,517            380,243
                                    ---------          ---------

                                    $   -              $   -
                                    =========          =========

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

8.      INCOME TAXES (CONTINUED)

The reconciliation of the effective tax rates and U.S. statutory tax rates are as follows:

                                                                                  Years Ended February 28,
                                                                                  ------------------------
                                                                                    1999             1998
                                                                                  --------         -------

    Tax (benefit) at statutory rate                                                 (34%)          (34%)
    Tax benefit exclusion relating to Aquavision prior to
        January 31, 1998                                                              -             33%
    Deferred tax effect of goodwill relating to Aquavision
        acquisition                                                                   -            (46%)
    Effect of state tax benefit                                                      (4%)            -
    Other                                                                             1%            (3%)
    Change in valuation allowance                                                    37%            50%
                                                                                  -----          -----

                                                                                      -              -
                                                                                  =====          =====

Since Aquavision was a sole proprietorship prior to January 31, 1998, the tax benefit relating to the period prior to January 31, 1998 was excluded from the computation of the tax benefit, deferred taxes and NOL's carryforward.

At February 28, 1999, the Company has net operating loss (NOL) carryforwards, for income tax reporting purposes, of approximately $1,126,919 and $563,144 available to offset future federal and California taxable income, respectively. The federal carryforwards expire in 2009 and the California carryforwards expire in 2004.

At February 1999, the Company had available tax credit carryforwards comprised of federal and state research and experimentation credits of $4,187 and $2,303, respectively. The research and experimentation credit carryforwards expire in 2019 for federal purposes and do not expire for California purposes.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

8.      INCOME TAXES (CONTINUED)

The components of the net deferred tax asset and (liability) are as follows:

                                               Ended February 28,
                                        -----------------------------------
                                             1999                  1998

    Goodwill                              $ 342,748             $ 366,917
    Net operating loss carryforward         427,591                 8,628
    Depreciation and amortization             5,623                     -
    Other                                     9,287                 4,698
                                          ---------             ---------

    Less:  Valuation allowance             (785,249)             (380,243)
                                          ---------             ---------

                                          $       -             $       -
                                          =========             =========

9.     COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under an operating lease that expires in fiscal year 2000. Total rent expense amounted to $75,237 and $70,796 for the years ended June 30, 1999 and 1998.

Other Commitments and Contingencies

The Company's current management believes that the Company's and SWT's former management entered into certain contracts, agreements and transactions which were not properly authorized or consummated. At the date of these consolidated financial statements, the Company is not aware of any formal claim relating to these contracts, agreements or transactions and believe that any such claims would be without merit. The Company cannot currently estimate the potential liability that would arise if such claim were to be made. Accordingly, no accrual has been made for these contingencies.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

9.     COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings

No legal proceedings of a material nature to which the Company is a party are pending at November 30, 1999, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

In July 1999, the Company settled a lawsuit which it had brought against its former Chairman, Mr. DuSean Berkich, and certain of his affiliates. Under the terms of the settlement, Mr. Berkich and his affiliates returned a total of 4,400,666 common shares for cancellation by the Company, and the Company released Mr. Berkich and his affiliates from all future liability to the Company.

Indemnification Agreement

The Company agreed to indemnify its agent with respect to a claim brought against the agent and his firm with respect to services performed by the firm on behalf of the Company. The Company was not named as a defendant and legal counsel has advised the Company that, at the date of these consolidated financial statements, it is not probable that there will be an unfavorable outcome to the Company.

10.    RELATED PARTY TRANSACTIONS

A board member's firm provided legal services for the Company during the 1999 fiscal year for which the firm was compensated $2,000 in cash payments and 100,000 shares of common stock granted after year end valued at $50,000. In addition, the board member was granted 150,000 shares of common stock valued at $75,000 after year end as consideration for services rendered as a member of the board of directors.

Another board member's firm was engaged to advise the Company on capitalization issues during the 1998 and 1999 fiscal years for which the firm was compensated $54,478 and $150,451, respectively, as well as the issuance of 559,266 shares of common stock valued at $559. Subsequent to year end, the board member was granted 40,000 shares of common stock valued at $20,000 for services rendered as a member of the board of directors.

                                      SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

11. NET PROFIT (LOSS) PER SHARE

                                      For the Nine Months          For the Years Ended
                                       Ended November 30,             February 28,
                                        1999        1998            1999          1998
                                     ---------   ----------     ----------    -----------
NUMERATOR:
    Net profit (loss)              $   42,950  $  (885,370)    $(1,072,937)    $ (735,351)
    Preferred stock dividends        (141,268)    (169,761)       (230,503)        (7,875)
                                   ----------    ---------     -----------     ----------


    Loss available to common
        stockholders                  (98,318)  (1,055,131)     (1,303,440)      (743,226)
                                   ==========  ===========     ===========     ==========


DENOMINATOR:
    Weighted average shares
        outstanding                 9,525,863   11,200,643      11,200,643      8,416,686
                                   ----------  -----------     -----------     ----------


Basic profit (loss) per share      $     (.01) $      (.09)    $     (0.12)    $    (0.09)
                                   ==========  ===========     ===========     ==========

Options to purchase common stock and convertible preferred stock, were outstanding during the 1999 and 2000 fiscal years (see Note 7) but were excluded in the computation of the diluted loss per share because their inclusion would have an anti-dilutive effect.

Also excluded from the computation of diluted loss per share because of their anti-dilutive effect was preferred stock convertible to approximately 6,888,380 and 857,900 shares of common stock at February 28, 1999 and 1998, respectively.

The fiscal 1999 loss per share includes the operations of Aquavision, a sole proprietorship, the Company's predecessor (see Note 1).

Subsequent to year end, approximately 4,400,000 shares of common stock were canceled. The effect of this cancellation on loss per share would increase the loss per share by $0.07 and $0.10 per share for the years ended February 28, 1999 and 1998, respectively.

Subsequent to year end, the Series AA preferred stock was converted into common stock (see Note 7).

                                    PART III

ITEM 1.           INDEX TO EXHIBITS.

Exhibit
Number            Description
------            -----------
  2A              Plan of Exchange between Seychelle Environmental Technologies,
                  Inc. and Seychelle Water Technologies, Inc.

  3A              Articles of Incorporation

  3B              Articles of Merger of Royal Net, Inc. into Seychelle
                  Environmental Technologies, Inc.

  3C              Amendment to Articles of Incorporation re: Series "A"
                  Preferred Stock

  3D              Amendment to Articles of Incorporation re: Series "AA"
                  Preferred Stock

  3E              Amendment to Articles of Incorporation re: Series "AAA"
                  Preferred Stock

  3F              Bylaws

 10A              Purchase Agreement with Aqua Vision

 10B              Amended Purchase Agreement with Aqua Vision


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

Dated: 2/7/00                      By: /s/ Carl Palmer
       ------                          -------------------------------
                                           Carl Palmer
                                           President


         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



                                   CHIEF FINANCIAL OFFICER



Dated:  2/7/00                     By: /s/ Carl Palmer
        ------                         --------------------------------
                                           Carl Palmer
                                           Treasurer and Director


Dated:  2/7/00                     By: /s/ Paul H. Lusby
        ------                         --------------------------------
                                           Paul H. Lusby
                                           Secretary and Director


Dated:  2/7/00                     By: /s/ Donald S. Whitlock
        ------                         --------------------------------
                                           Donald S. Whitlock
                                           Director

                               INDEX TO EXHIBITS

Exhibit
Number            Description
-------           -----------

  2A              Plan of Exchange between Seychelle Environmental Technologies,
                  Inc. and Seychelle Water Technologies, Inc. dated January 30,
                  1998.

  3A              Articles of Incorporation dated January 23, 1998.

  3B              Articles of Merger of Royal Net, Inc. into Seychelle
                  Environmental Technologies, Inc.

  3C              Amendment to Articles of Incorporation re: Series "A"
                  Preferred Stock as of January 31, 1998.

  3D              Amendment to Articles of Incorporation re: Series "AA"
                  Preferred Stock as of June 5, 1998.

  3E              Amendment to Articles of Incorporation re: Series "AAA"
                  Preferred Stock as of February 18, 1999.

  3F              Bylaws

 10A              Purchase Agreement with Aqua Vision

 10B              Amended Purchase Agreement with Aqua Vision